Afya Limited Announces Third Quarter and Nine Months 2026 Financial Results

Strong Cash Conversion and Continued Earnings Growth

Full-Year 2026 Guidance Reaffirmed

Belo Horizonte, Brazil, November 12, 2026 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, reported today its financial and operating results for the three and nine-month period, which ended September 30, 2026 (third quarter 2026). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (“IFRS”).

These materials are not an offer for sale of securities in the United States, nor a solicitation of votes or proxies. The securities have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, any U.S. person absent registration or an exemption from registration under the Securities Act. The issuer does not intend to register any part of the offering in the United States or to conduct a public offering of securities in the United States.

Third Quarter 2026 Highlights

▪	3Q26 Revenue increased 6.1% YoY to R$985.2 million.
▪	3Q26 Adjusted EBITDA increased 8.7% YoY to R$433.8 million, with an Adjusted EBITDA Margin of 44.0%, an increase of 100 bps YoY.
▪	3Q26 Net Income increased 7.2% YoY to R$171.0 million. Basic EPS increased 10.0% YoY to R$1.88.

Nine Months 2026 Highlights

▪	9M26 Revenue increased 6.7% YoY to R$2,970.0 million. Revenue excluding acquisitions increased 6.4%, reaching R$2,962.8 million.
▪	9M26 Adjusted EBITDA increased 4.6% YoY reaching R$1,351.8 million, with an Adjusted EBITDA Margin of 45.5%. Adjusted EBITDA Margin decreased 90 bps YoY. Adjusted EBITDA excluding acquisitions grew 4.5%, reaching R$1,349.6 million, with an Adjusted EBITDA Margin of 45.6%.
▪	9M26 Net Income increased 6.9% YoY to R$634.0 million. Basic EPS increased 9.1% YoY to R$6.98.
▪	Operating Cash Conversion Ratio reached 99.5%, with Cash Flow from Operating Activities of R$1,332.7 million and Cash and Cash Equivalents of R$1,288.9 million.
▪	Free Cash Flow to Equity reached R$629.0 million in 9M26, of which R$205.6 million was generated in the third quarter.
▪	Over 300 thousand users were positively impacted by Afya.

Table 1: Financial Highlights
	For the three months period ended September 30,					For the nine months period ended September 30,
(in thousand of R$)	2026	2026 Ex Acquisitions*	2025	% Chg	% Chg Ex Acquisitions	2026	2026 Ex Acquisitions*	2025	% Chg	% Chg Ex Acquisitions
(a) Revenue	985,161	985,161	928,505	6.1%	6.1%	2,969,970	2,962,802	2,784,265	6.7%	6.4%
(b) Adjusted EBITDA [1]	433,818	433,818	398,917	8.7%	8.7%	1,351,776	1,349,558	1,291,732	4.6%	4.5%
(c) = (b)/(a) Adjusted EBITDA Margin	44.0%	44.0%	43.0%	100 bps	100 bps	45.5%	45.6%	46.4%	-90 bps	-80 bps
Net income	170,974	-	159,420	7.2%	-	634,031	-	592,999	6.9%	-
Basic Earnings per Share - in R$	1.88	-	1.71	10.0%	-	6.98	-	6.40	9.1%	-
* For the nine-month period ended September 30, 2026, "2026 Ex Acquisitions" excludes: FUNIC (January to May, 2026); Closing of FUNIC was in May 2025).
(1) See more information on "Non-GAAP Financial Measures" (Item 07).

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Message from Management

Afya closed the third quarter of 2026 with solid financial and operating results, supported by the continued strength of our Medical Education business. Revenue increased 6.1% year over year to R$985.2 million, while Adjusted EBITDA increased 8.7% to R$433.8 million. Adjusted EBITDA Margin reached 44.0%, up 100 basis points from the same period last year.

For the nine months of 2026, Revenue reached R$2,970.0 million, up 6.7% year over year. Adjusted EBITDA reached R$1,351.8 million, up 4.6%, with an Adjusted EBITDA Margin of 45.5%. Net Income increased 6.9% to R$634.0 million, while Basic EPS increased 9.1% to R$6.98.

Undergraduate remained the main driver of our performance. We concluded another successful intake cycle, maintaining full occupancy across our Medical School programs. The continued maturation of our medical school seats, the increase in the Medical School net average ticket, and the expansion of the average student base in Health Sciences and other undergraduate programs supported the growth delivered in the nine months of the year. Following the authorization of 17 additional seats at Afya Cruzeiro do Sul, our total approved medical school seats reached 3,785.

Academic excellence remains at the core of our Medical Education strategy. We currently have nine Medical Schools accredited by SAEME-CFM, providing independent external validation of the quality of our medical programs. Recognized by the World Federation for Medical Education, SAEME-CFM reinforces our commitment to academic excellence and continuous improvement across our network. We also continued to advance our ESG performance, with our MSCI ESG Rating improving from BBB to AA. This progress resulted in Afya being recognized for the first time as an ESG Leader within the Diversified Consumer Services industry and positioned us as the highest-rated education company in Latin America.

Continuing Education ended the quarter with over 55 thousand students, up 10.0% year over year, supported by growth in the Graduate Journey and Other Courses even with lower B2B revenue. In Medical Practice Solutions, active payers increased 2.2% year over year to 206 thousand. Revenue in both segments remained broadly stable in the first nine months of 2026 as we continued to invest in scalable platforms and deeper engagement across the physician journey.

Cash generation remained strong. Cash Flow from Operating Activities reached R$1,332.7 million in the nine months of 2026, with an Operating Cash Conversion Ratio of 99.5%. We ended September with Cash and Cash Equivalents of R$1,288.9 million and Net Debt, excluding the effect of IFRS 16, of R$1,199.8 million, down R$169.7 million from December 31, 2025. During the period, we returned R$459.3 million to shareholders through dividends and share repurchases while continuing to reduce Net Debt. Based on the midpoint of our 2026 Adjusted EBITDA Guidance, Net Debt excluding IFRS 16 represented approximately 0.7 times Adjusted EBITDA.

On September 23, 2026, Afya entered into a binding merger agreement with Yduqs, bringing together two complementary education platforms. Under the terms of the agreement, each Class A and Class B common share of the Company would be converted into the right to receive common shares issued by Yduqs, such that, at closing, the Company’s shareholders and Yduqs shareholders would hold 69.0% and 31.0%, respectively, of the Combined Company on a fully diluted basis. The proposed transaction remains subject to approval by Afya's and Yduqs' shareholders, antitrust and other customary approvals and closing conditions. Afya and Yduqs will continue to operate independently until completion.

On Afya Day 2026, we reinforced the strategic priorities that will guide the next phase of our growth. Our Medical Education business remains the foundation of our model, while Continuing Education and Medical Practice Solutions expand our relationship with physicians throughout their professional journey. We also presented how technology, data and artificial intelligence can support more personalized learning experiences, increase engagement and enhance the solutions offered across our physician-centric ecosystem.

As we enter the final quarter of 2026, we remain focused on the consistent execution of our strategy, operational efficiency, cash generation and disciplined capital allocation. Supported by the performance delivered in the nine months of the year and the resilience of our business model, we reaffirm our Full-Year 2026 Guidance.

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1.	Key Events in the Quarter

▪	On September 18, 2026, the Company announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) authorized the increase of 17 medical seats of ITPAC Cruzeiro do Sul – Instituto Tocantinense Presidente Antonio Carlos Porto S.A. (“AFYA Cruzeiro do Sul”), in the city of Cruzeiro do Sul, located in the state of Acre. With the authorization, Afya reaches 67 medical seats on this campus, bringing the total approved seats to 3,785. This significant presence underscores our commitment to providing quality medical education and our role as Brazil’s leading provider of medical education.

▪	On September 23, 2026, the Company announced that it had entered into a merger agreement with Yduqs Participações S.A. (“Yduqs”), establishing the terms and conditions for the business combination of the two companies.

Under the terms of the agreement, the Company would merge into Yduqs, with Yduqs continuing as the surviving entity (the “Combined Company”) and becoming the holding company for the combined group. Upon completion of the Proposed Transaction, the common shares of the Combined Company would continue to be listed solely on B3 S.A. – Brasil, Bolsa, Balcão, under the Novo Mercado segment.

Each Class A and Class B common share of the Company would be cancelled and cease to exist and, except for certain exclusions, and subject to the treatment of Ineligible Shareholders (as defined below), would represent solely the right to receive common shares issued by the Combined Company, such that, at closing, the Company’s shareholders and Yduqs’s shareholders would hold 69.0% and 31.0%, respectively, of the Combined Company on a fully diluted basis. As of the signing date, the exchange ratio represented 6.408347 Yduqs shares for each share of the Company.

In addition, certain significant shareholders of the Company and Yduqs entered into a voting commitment agreement pursuant to which they agreed to vote their shares in favor of the Proposed Transaction, subject to the terms and conditions set forth therein.

The consummation of the Proposed Transaction is subject to the satisfaction of certain customary conditions precedent for transactions of this nature, including, among others, approval by the shareholders of both companies, approval by the relevant antitrust authorities, the obtaining of certain third-party consents, the absence of any material adverse effect, and the satisfaction of other closing conditions set forth in the agreement. The contractual deadline for consummation of the Proposed Transaction is March 31, 2028, subject to the extension provisions set forth in the agreement.

Eligibility

The common shares of the Combined Company to be delivered in the merger have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and will be delivered only in transactions exempt from, or not subject to, the registration requirements of the Securities Act or the U.S. Securities Exchange Act of 1934, as amended.

Accordingly, and as more fully described in the transaction documents to be made available to shareholders:

•	Eligible shareholders. Afya shareholders who (i) deliver a valid certification, in accordance with procedures to be established by Afya and Yduqs (an “Eligibility Certification”), that they are a qualified institutional buyer as defined in Rule 144A under the Securities Act (a “QIB”), an institutional accredited investor as defined in Rule 501(a) under the Securities Act (an “institutional accredited investor”), or a non-U.S. person within the meaning of Regulation S under the Securities Act (a “non-U.S. person”), or (ii) are persons to whom an offer of common shares of the Combined Company can otherwise be made pursuant to an available exemption from registration under the Securities Act (together, “Eligible Shareholders”), will be entitled to receive common shares of the Combined Company as merger consideration.

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•	Ineligible shareholders. Afya shareholders that are not Eligible Shareholders (“Ineligible Shareholders”) will not receive common shares of the Combined Company. Instead, the common shares of the Combined Company that would otherwise have been issued to those Ineligible Shareholders are expected to be sold following closing on the B3 by a broker or other agent designated by mutual agreement of Afya and Yduqs, and the net cash proceeds of those sales are expected to be distributed to the Ineligible Shareholders. Neither Afya nor Yduqs makes any representation as to the amount or timing of any net cash proceeds that may be distributed under these mechanics, which will depend on market prices for the common shares of the Combined Company on the B3 at the time of sale, applicable costs and taxes, and prevailing exchange rates. As a matter of Cayman Islands law, every holder of record of Afya common shares on the record date is entitled to attend and vote at the meeting of shareholders to resolve on the Proposed Transaction. In order to comply with U.S. securities laws, Afya is not soliciting votes or proxies from Ineligible Shareholders.

This release is not an offer of securities in the United States or a solicitation of votes or proxies, in the United States or to any person who has not satisfied applicable eligibility conditions. Only Afya shareholders who (i) deliver a valid certification that they are a QIB, an institutional accredited investor, or a non-U.S. person, or (ii) are persons to whom an offer of common shares of the Combined Company can otherwise be made pursuant to an available exemption from registration under the Securities Act, will be entitled to receive common shares of the Combined Company as merger consideration. U.S. persons who are not QIBs, institutional accredited investors or persons to whom an offer can otherwise be made pursuant to an exemption from the registration requirements of the Securities Act are expected instead to receive net cash proceeds from a post-closing sale process.

2.	2026 Guidance

The Company is reaffirming its 2026 guidance, which assumes the successful acceptance of new students for the second semester of 2026. The guidance for 2026 is defined in the following table:

Guidance for 2026[1]
Revenue	R$ 3,950 mn ≤ ∆ ≤ R$ 4,100 mn
Adjusted EBITDA	R$ 1,700 mn ≤ ∆ ≤ R$ 1,800 mn
CAPEX	R$ 340 mn ≤ ∆ ≤ R$ 380 mn
(1) Excludes any acquisition that may be concluded after the issuance of the guidance.

3.	3Q26 Overview

Segment Information

The Company has three reportable segments as follows:

Undergraduate, previously denominated Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

Continuing Education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

Medical Practice Solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provides access, demand and efficiency for the healthcare players.

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Key Revenue Drivers – Undergraduate Programs

Table 2: Key Revenue Drivers	Nine months period ended September 30,
	2026	2025	% Chg
Undergraduate Programs
MEDICAL SCHOOL
Operating Seats [1]	3,785	3,603	5.1%
Total Students (end of period)	26,398	25,706	2.7%
Average Total Students	26,438	25,773	2.6%
Average Total Students (ex-Acquisitions)*	26,359	25,773	2.3%
Revenue (Total - R$ '000)	2,252,845	2,112,619	6.6%
Revenue (ex-Acquisitions* - R$ '000)	2,245,678	2,112,619	6.3%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	9,466	9,108	3.9%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	31,593	26,980	17.1%
Average Total Students	31,010	26,276	18.0%
Average Total Students (ex-Acquisitions)*	31,010	26,276	18.0%
Revenue (Total - R$ '000)	216,803	193,656	12.0%
Revenue (ex-Acquisitions* - R$ '000)	216,803	193,656	12.0%
OTHER EX- HEALTH UNDERGRADUATE
Total Students (end of period)	37,327	35,074	6.4%
Average Total Students	38,017	34,386	10.6%
Average Total Students (ex-Acquisitions)*	38,017	34,386	10.6%
Revenue (Total - R$ '000)	172,346	152,938	12.7%
Revenue (ex-Acquisitions* - R$ '000)	172,346	152,938	12.7%
Total Revenue
Revenue (Total - R$ '000)	2,641,995	2,459,213	7.4%
Revenue (ex-Acquisitions* - R$ '000)	2,634,827	2,459,213	7.1%
* For the nine-month period ended September 30, 2026, "2026 Ex Acquisitions" excludes: FUNIC (January to May, 2026; Closing of FUNIC was in May 2025).
(1) Reported medical school seats do not reflect any potential reductions resulting from ENAMED.

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Key Revenue Drivers – Continuing Education

Table 3: Key Revenue Drivers	Nine months period ended September 30,
	2026	2025	% Chg
Continuing Education
Total Students (end of period)[1]
Residency Journey - Business to Physicians B2P	9,595	9,969	-3.8%
Graduate Journey - Business to Physicians B2P	9,386	9,180	2.2%
Other Courses - B2P and B2B Offerings	36,345	31,168	16.6%
Total Students (end of period)	55,326	50,317	10.0%
Revenue (R$ '000)
Business to Physicians - B2P	194,954	186,625	4.5%
Business to Business - B2B	13,838	20,993	-34.1%
Total Revenue	208,791	207,618	0.6%
(1) The figure above does not contemplate intercompany transactions.

Key Revenue – Medical Practice Solutions

Table 4: Key Revenue Drivers	Nine months period ended September 30,
	2026	2025	% Chg
Medical Practice Solutions
Active Payers (end of period)
Clinical Decision	153,848	157,963	-2.6%
Clinical Management	51,903	43,403	19.6%
Total Active Payers (end of period)	205,751	201,366	2.2%
Monthly Active Users (MaU)
Total Monthly Active Users (MaU)	218,717	227,941	-4.0%
Revenue (R$ '000)
Business to Physicians - B2P	113,643	114,081	-0.4%
Business to Business - B2B	14,635	14,111	3.7%
Total Revenue	128,278	128,193	0.1%

Key Operational Drivers – Users Positively Impacted by Afya

The Users Positively Impacted by Afya represents the total number of medical students from the Undergraduate segment, students from Continuing Education and users from Medical Practice Solutions. For the third quarter of 2026, Afya’s ecosystem reached 300,441 users, up 1.9% from 2Q26. The sequential increase was primarily driven by a 3.1% rise in Medical Practice Solutions monthly active users to 218,717.

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Table 5: Key Revenue Drivers
	3Q26	3Q25	% Chg YoY	2Q26	1Q26	4Q25
Users Positively Impacted by Afya
Undergraduate (Total Medical School Students - End of Period)[1]	26,398	25,706	2.7%	26,421	26,494	25,556
Continuing Education (Total Students - End of Period)[1]	55,326	50,317	10.0%	56,237	56,531	55,039
Medical Practice Solutions (Monthly Active Users)	218,717	227,941	-4.0%	212,158	220,528	220,051
Ecosystem Outreach	300,441	303,964	-1.2%	294,816	303,553	300,646
(1) Ecosystem outreach does not contemplate intercompany figures. Note that there may be overlap in student numbers within the data.

Revenue

Revenue totaled R$985.2 million in the third quarter of 2026, increasing 6.1% year over year. For the nine-month period ended September 30, 2026, Revenue totaled R$2,970.0 million, up 6.7% year over year. Excluding acquisitions, Revenue reached R$2,962.8 million, representing 6.4% organic growth.

Revenue growth in the nine months of 2026 was driven by the continued strength of our Medical Schools, supported by a 3.9% increase in medical school’s net average ticket, the expansion of the average student base in Health Sciences by 18.0% and in other undergraduate programs by 10.6%. Together, these drivers contributed to organic Revenue growth of 6.4% year over year.

Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended September 30,					For the nine months period ended September 30,
	2026	2026 Ex Acquisitions*	2025	% Chg	% Chg Ex Acquisitions	2026	2026 Ex Acquisitions*	2025	% Chg	% Chg Ex Acquisitions
Revenue Mix
Undergraduate	879,814	879,814	817,712	7.6%	7.6%	2,641,995	2,634,827	2,459,213	7.4%	7.1%
Continuing Education	64,937	64,937	70,098	-7.4%	-7.4%	208,791	208,791	207,618	0.6%	0.6%
Medical Practice Solutions	42,984	42,984	44,189	-2.7%	-2.7%	128,278	128,278	128,193	0.1%	0.1%
Inter-segment transactions	(2,574)	(2,574)	(3,494)	-26.3%	-26.3%	(9,094)	(9,094)	(10,759)	-15.5%	-15.5%
Revenue (Total - R$ '000)	985,161	985,161	928,505	6.1%	6.1%	2,969,970	2,962,802	2,784,265	6.7%	6.4%
* For the nine-month period ended September 30, 2026, "2026 Ex Acquisitions" excludes: FUNIC (January to May, 2026); Closing of FUNIC was in May 2025).

Adjusted EBITDA

Adjusted EBITDA reached R$433.8 million in the third quarter of 2026, up 8.7% year over year, while Adjusted EBITDA Margin was 44.0%, up 100 basis points from the prior-year period. The margin expansion was primarily driven by higher gross margins in the Undergraduate segment and partially offset by gross margin compression in the Continuing Education and Medical Practice Solutions segments.

For the nine-month period ended September 30, 2026, Adjusted EBITDA totaled R$1,351.8 million, up 4.6% year over year, with an Adjusted EBITDA Margin of 45.5%, down 90 basis points. The decrease in Adjusted EBITDA Margin was primarily driven by lower gross margins in Continuing Education and Medical Practice Solutions associated with the ongoing investment cycle in both segments and higher sales and marketing expenses.

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Table 7: Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended September 30,			For the nine months period ended September 30,
	2026	2025	% Chg	2026	2025	% Chg
Net income	170,974	159,420	7.2%	634,031	592,999	6.9%
Net financial result	106,919	99,583	7.4%	300,208	289,386	3.7%
Income taxes expense	29,785	21,221	40.4%	74,223	63,470	16.9%
Depreciation and amortization	92,647	94,657	-2.1%	276,292	281,110	-1.7%
Interest received [1]	18,083	15,179	19.1%	41,647	39,921	4.3%
Income share associate	(2,878)	(2,791)	3.1%	(12,200)	(10,667)	14.4%
Share-based compensation	6,385	4,163	53.4%	25,626	16,683	53.6%
Non-recurring expenses:	11,903	7,485	59.0%	11,949	18,830	-36.5%
- Integration of new companies [2]	-	6,981	n.a.	-	17,769	n.a.
- M&A advisory and due diligence [3]	11,903	268	4341.4%	11,903	560	2025.5%
- Expansion projects [4]	-	236	n.a.	-	489	n.a.
- Restructuring expenses [5]	-	-	n.a.	46	12	283.3%
Adjusted EBITDA	433,818	398,917	8.7%	1,351,776	1,291,732	4.6%
Adjusted EBITDA Margin	44.0%	43.0%	100 bps	45.5%	46.4%	-90 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

Net Income

Net Income for the third quarter of 2026 totaled R$171.0 million, up 7.2% year over year. For the nine-month period ended September 30, 2026, Net Income reached R$634.0 million, up 6.9% from the same period of 2025. The increase in the quarter mainly reflects operating performance partially offset by higher net finance expenses and income tax expenses. For the nine-month period, the increase reflects continued operating performance and a tax impact resulting from the implementation of the OECD Pillar Two rules in Brazil.

Basic EPS reached R$ 1.88 for the third quarter of 2026, up 10.0% year over year, and R$ 6.98 for the nine-month period ended September 30, 2026, up 9.1% YoY. The higher growth in Basic EPS compared to Net Income reflects the impact of the Company's share repurchase program.

Table 8: Net Income and Basic Earnings Per Share
(in thousands of R$, except for earnings per share)	For the three months period ended September 30,			For the nine months period ended September 30,
	2026	2025	% Chg	2026	2025	% Chg
Net income	170,974	159,420	7.2%	634,031	592,999	6.9%
Basic earnings per share - in R$ [1]	1.88	1.71	10.0%	6.98	6.40	9.1%
(1) Basic earnings per share is calculated as net income attributable to Owners of the Company divided by the weighted average number of outstanding shares during the period.

Cash and Debt Position

As of September 30, 2026, Cash and Cash Equivalents totaled R$1,288.9 million, up 14.5% from December 31, 2025. Net Debt, excluding the effect of IFRS 16, reached R$1,199.8 million, down R$169.7 million from year-end 2025, even considering the R$459.3 million distributed to shareholders through dividends and share repurchases during the nine months of 2026 and the payment of the Pillar 2 Tax at the end of July.

For the nine-month period ended September 30, 2026, Afya generated R$1,332.7 million in Cash Flow from Operating Activities, up from R$1,291.5 million in the same period of the previous year, an increase of 3.2% YoY. The Operating Cash Conversion Ratio reached 99.5%.

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Table 9: Operating Cash Conversion Ratio Reconciliation	For the nine months period ended September 30,
(in thousands of R$)	Considering the adoption of IFRS 16
	2026	2025	% Chg
(a) Net cash flows from operating activities	1,233,353	1,277,763	-3.5%
(b) Income taxes paid	99,326	13,712	624.4%
(c) = (a) + (b) Cash flow from operating activities	1,332,679	1,291,475	3.2%

(d) Adjusted EBITDA	1,351,776	1,291,732	4.6%
(e) Non-recurring expenses:	11,949	18,830	-36.5%
- Integration of new companies [1]	-	17,769	-100.0%
- M&A advisory and due diligence [2]	11,903	560	2025.5%
- Expansion projects [3]	-	489	-100.0%
- Restructuring Expenses [4]	46	12	283.3%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	1,339,827	1,272,902	5.3%
(g) = (c) / (f) Operating cash conversion ratio	99.5%	101.5%	-200 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.

The following table provides more information on the cost of debt for the nine-month period of 2026, including loans and financing, as well as accounts payable to selling shareholders. Afya’s capital structure remains solid, with conservative leverage and a low cost of debt. Afya’s Net Debt (excluding the effect of IFRS16) divided by Adjusted EBITDA mid-guidance for 2026 would be 0.7x.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the closing of the nine months period ended in September 30,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI²
	2026	2025	2026	2025	2026	2025	2026	2025
Loans and financing: Softbank	-	863	-	0.6	-	9.1%	-	66%
Loans and financing: Debentures	1,594	516	3.9	1.8	15.2%	16.1%	106%	113%
Loans and financing: Others	-	6	-	1.0	-	8.6%	-	63%
Loans and financing: IFC	530	529	2.8	3.1	15.5%	15.3%	108%	108%
Accounts payable to selling shareholders	365	425	4.4	3.7	14.3%	14.4%	100%	102%
Total¹| Average	2,489	2,339	3.7	1.9	15.2%	13.0%	106%	93%
(1) Total amount refers only to the "Gross Debt" columns.
(2) Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 9M26: ~14.33% p.y. and for 9M25: ~14.04% p.y.

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Table 11: Cash and Debt Position
(in thousands of R$)
	3Q26	FY2025	% Chg	3Q25	% Chg
(+) Cash and Cash Equivalents	1,288,877	1,125,381	14.5%	996,826	29.3%
Cash and Bank Deposits	1,970	15,470	-87.3%	8,609	-77.1%
Cash Equivalents	1,286,907	1,109,911	15.9%	988,217	30.2%
(-) Loans and Financing	2,124,021	2,054,267	3.4%	1,913,667	11.0%
Current	201,724	60,668	232.5%	916,828	-78.0%
Non-Current	1,922,297	1,993,599	-3.6%	996,839	92.8%
(-) Accounts Payable to Selling Shareholders	364,640	440,597	-17.2%	425,331	-14.3%
Current	57,693	110,640	-47.9%	106,810	-46.0%
Non-Current	306,947	329,957	-7.0%	318,521	-3.6%
(-) Other Short and Long Term Obligations	-	-	n.a.	-	n.a.
(=) Net Debt (Cash) excluding IFRS 16	1,199,784	1,369,483	-12.4%	1,342,172	-10.6%
(-) Lease Liabilities	1,092,907	1,065,746	2.5%	1,060,905	3.0%
Current	60,527	55,772	8.5%	52,561	15.2%
Non-Current	1,032,380	1,009,974	2.2%	1,008,344	2.4%
Net Debt (Cash) with IFRS 16	2,292,691	2,435,229	-5.9%	2,403,077	-4.6%

CAPEX

Capital expenditure consists primarily of investments in property and equipment and intangible assets, including expansion and maintenance of Afya’s campuses and headquarters, leasehold improvements, and development of new solutions in Medical Practice Solutions and educational content in Continuing Education.

For the nine-month period ended September 30, 2026, Capex totaled R$215.7 million, representing 7.3% of Revenue for the period a reduction of 28.8% YoY. Excluding the impact related to the acquisition of FUNIC would represent an increase of 6.0% year over year.

Table 12: CAPEX
(in thousands of R$)	For the nine months period ended September 30,
	2026	2025	% Chg
Property and equipment	80,308	123,641	-35.0%
Intangible assets	135,396	179,513	-24.6%
- Licenses	-	99,629	n.a.
- Others	135,396	79,884	69.5%
CAPEX	215,704	303,154	-28.8%
% of Revenue [1]	7.3%	7.3%	0 bps
(1) % of Revenue excludes one-off effects, which refers to R$ 99.6 million in May 2025, related to the acquisition of FUNIC, which added 60 medical seats to Afya's portfolio.

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4.	Conference Call and Webcast Information

When:	November 12, 2026, at 5:00 p.m. EST.
Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Webcast: https://afya.zoom.us/j/98271618661

OR

Dial-in:

Brazil: +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668.

United States: +1 929 205 6099 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799 or +1 646 931 3860 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 253 205 0468 or +1 253 215 8782 or +1 346 248 7799 or +1 360 209 5623.

Webinar ID: 982 7161 8661

Other Numbers: https://afya.zoom.us/u/aRK0ROGaH

5.	About Afya Limited (Nasdaq: AFYA; B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

6.	Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward-looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our capacity to increase tuition prices; our ability to anticipate and meet the evolving needs of students and teachers; our capacity to source and successfully integrate acquisitions; as well as general market, political, economic, and business conditions. Additionally, these statements include financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. These statements are not guarantees of future performance and undue reliance should not be placed on them.

The Company assumes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances occurring after its publication, nor to incorporate new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from those expressed or implied by the forward-looking statements we make.

Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date they are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent annual report on Form 20-F. These documents are available in the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

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7.	Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with IFRS accounting standards as issued by the International Accounting Standards Board—IASB, Afya presents Adjusted EBITDA and Operating Cash Conversion Ratio which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result, plus income taxes expense, plus depreciation and amortization, plus interest received on late payments of monthly tuition fees, plus share-based compensation, plus/minus income share associate, plus/minus non-recurring expenses/income. Operating Cash Conversion Ratio is calculated as the Cash flow from Operating Activities plus income taxes paid, minus/plus non-recurring expenses/income divided by Adjusted EBITDA.

Free Cash Flow to Equity is calculated as the change in Net Debt ex-IFRS 16 between the beginning of the current period and the end of the current period, plus cash paid for acquisitions of subsidiaries or business combinations, plus dividends paid to the Company's shareholders, plus cash used in treasury share repurchases.

The non-GAAP supplemental financial measures are provided with the intend to help investors in assessing the overall performance of Afya’s business regarding its core operations, cash generation and profitability. The non-GAAP financial measures described in this release are not substitutes for the IFRS measures. In addition, the calculations of Adjusted EBITDA and Operating Cash Conversion Ratio are not standardized financial measures and may differ from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

8.	Investor Relations Contact

E-mail: ir@afya.com.br

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9.	Financial Tables

Unaudited interim condensed consolidated statements of financial position

As of September 30, 2026 and December 31, 2025

(In thousands of Brazilian reais)

	September 30, 2026	December 31, 2025
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,288,877	1,125,381
Trade receivables	833,175	717,373
Recoverable taxes	36,146	13,429
Income taxes recoverable	18,203	23,046
Other assets	63,319	62,947
Total current assets	2,239,720	1,942,176

Non-current assets
Trade receivables	37,715	34,985
Deferred tax assets	5,869	12,552
Other assets	110,089	125,480
Investment in associate	57,840	46,518
Property and equipment	713,914	711,485
Right-of-use assets	902,599	896,758
Intangible assets	5,588,848	5,587,980
Total non-current assets	7,416,874	7,415,758
Total assets	9,656,594	9,357,934

Liabilities
Current liabilities
Trade payables	174,778	123,581
Loans and financing	201,724	60,668
Lease liabilities	60,527	55,772
Accounts payable to selling shareholders	57,693	110,640
Advances from customers	153,443	158,035
Dividends payable	-	192
Labor and social obligations	294,334	217,526
Taxes payable	37,107	36,043
Income taxes payable	86,994	112,638
Other liabilities	8,414	8,946
Total current liabilities	1,075,014	884,041

Non-current liabilities
Loans and financing	1,922,297	1,993,599
Lease liabilities	1,032,380	1,009,974
Accounts payable to selling shareholders	306,947	329,957
Taxes payable	71,330	77,487
Provision for legal proceedings	110,088	128,220
Other liabilities	41,210	43,471
Total non-current liabilities	3,484,252	3,582,708
Total liabilities	4,559,266	4,466,749

Equity
Share capital	17	17
Additional paid-in capital	2,295,208	2,320,422
Treasury shares	(415,557)	(306,010)
Share-based compensation reserve	228,441	202,815
Retained earnings	2,947,647	2,634,552
Equity attributable to the owners of the Company	5,055,756	4,851,796
Non-controlling interests	41,572	39,389
Total equity	5,097,328	4,891,185
Total liabilities and equity	9,656,594	9,357,934

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Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais, except for earnings per share information)

	Three-month periods ended		Nine-month periods ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	985,161	928,505	2,969,970	2,784,265
Cost of services	(366,749)	(339,916)	(1,054,785)	(965,262)
Gross profit	618,412	588,589	1,915,185	1,819,003

Selling, general and administrative expenses	(306,222)	(286,162)	(880,222)	(827,480)
Allowance for expected credit losses	(11,250)	(18,082)	(49,338)	(51,135)
Other income	4,071	3,263	17,551	9,497
Other expenses	(211)	(10,175)	(6,914)	(14,697)

Operating income	304,800	277,433	996,262	935,188

Finance income	57,618	59,185	151,992	143,663
Finance expenses	(164,537)	(158,768)	(452,200)	(433,049)
Net finance result	(106,919)	(99,583)	(300,208)	(289,386)

Share of profit of equity-accounted investee, net of tax	2,878	2,791	12,200	10,667

Income before income taxes	200,759	180,641	708,254	656,469

Income taxes expenses
Current	(28,355)	(36,734)	(67,540)	(104,296)
Deferred	(1,430)	15,513	(6,683)	40,826

Net income	170,974	159,420	634,031	592,999

Other comprehensive income	-	-	-	-

Total comprehensive income	170,974	159,420	634,031	592,999

Net income / total comprehensive income attributable to:
Owners of the Company	166,335	155,167	620,472	579,499
Non-controlling interests	4,639	4,253	13,559	13,500
	170,974	159,420	634,031	592,999

Basic earnings per common share	1.88	1.71	6.98	6.40
Diluted earnings per common share	1.88	1.70	6.95	6.34

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Unaudited interim condensed consolidated statements of cash flows

For the nine-month periods ended September 30, 2026 and 2025

(In thousands of Brazilian reais)

	September 30, 2026	September 30, 2025
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	708,254	656,469
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	276,292	281,110
Write-off of property and equipment	1,187	3,149
Write-off of intangible assets	209	7
Allowance for expected credit losses	49,338	51,135
Share-based compensation expenses	25,626	16,683
Net foreign exchange differences	2,591	2,430
Accrued interest	257,118	248,290
Accrued interest on lease liabilities	95,225	91,414
Share of profit of equity-accounted investee, net of tax	(12,200)	(10,667)
Provision (reversal) for legal proceedings	(39,654)	18,980

Changes in assets and liabilities
Trade receivables	(167,870)	(124,063)
Recoverable taxes	(17,874)	(20,020)
Other assets	42,006	(1,846)
Trade payables	51,197	14,238
Taxes payable	(5,053)	1,409
Advances from customers	(4,592)	(14,011)
Labor and social obligations	76,808	78,499
Provision for legal proceedings	(5,465)	(5,209)
Other liabilities	(464)	3,478
	1,332,679	1,291,475
Income taxes paid	(99,326)	(13,712)
Net cash flows from operating activities	1,233,353	1,277,763

Investing activities
Acquisition of property and equipment	(80,308)	(123,641)
Acquisition of intangibles assets	(135,396)	(139,513)
Dividends received	878	8,802
Payments of acquisition of assets and subsidiaries	(81,676)	(144,076)
Payments of interest	-	(49,608)
Net cash flows used in investing activities	(296,502)	(448,036)

Financing activities
Payments of principal of loans and financing	(5,254)	(301,692)
Payments of interest	(178,721)	(185,230)
Payments of principal of lease liabilities	(42,203)	(36,869)
Payments of interest of lease liabilities	(96,982)	(89,732)
Treasury shares repurchase	(140,330)	(11,128)
Proceeds from exercise of stock options	11,671	25,733
Dividends paid	(318,945)	(142,568)
Net cash flows used in financing activities	(770,764)	(741,486)
Net foreign exchange differences	(2,591)	(2,430)
Net increase (decrease) in cash and cash equivalents	163,496	85,811
Cash and cash equivalents at the beginning of the period	1,125,381	911,015
Cash and cash equivalents at the end of the period	1,288,877	996,826

Reconciliation between Change in Net Debt Position and Free Cash Flow to Equity

Reconciliation between Change in Net Debt Position and Free Cash Flow to Equity

(in thousands of R$)	For the three months period ended September 30,			For the nine months period ended September 30,
	2026	2025	% Chg	2026	2025	% Chg
Net debt ex-IFRS16, previous	1,393,953	1,620,973	-14.0%	1,369,483	1,814,918	-24.5%
Net debt ex-IFRS16, current	1,199,784	1,342,172	-10.6%	1,199,784	1,342,172	-10.6%
Change in Net Debt Position	194,169	278,801	-30.4%	169,699	472,746	-64.1%
(+) Acquisitions	-	-	n.a.	-	100,000	n.a.
(+) Dividends paid	4,063	4,089	-0.6%	318,945	142,568	123.7%
(+) Share Repurchases	7,319	11,128	-34.2%	140,330	11,128	1161.1%
Free Cash Flow to Equity	205,551	294,018	-30.1%	628,974	726,442	-13.4%

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